June 8, 2017

VIA EDGAR AND FEDERAL EXPRESS

Mr. Daniel F. Duchovny, Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-3628

Re:          Kate Spade & Company
Schedule TO-T filed May 26, 2017, by Chelsea Merger Sub Inc. and Coach, Inc.
SEC File No. 005-81486

Dear Mr. Duchovny,

On behalf of Coach, Inc. (“Coach”) and Chelsea Merger Sub Inc. (together with Coach, the “Filing Parties”) this letter responds to the comments of the staff (the “Staff”) of the Office of Mergers & Acquisitions of the Division of Corporate Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated June 2, 2017, regarding the Filing Parties’ Schedule TO-T filed on May 26, 2017 (the “Schedule TO”). For your convenience, the text of the Staff’s comments are set forth in italics below, and each comment is followed by the Filing Parties’ response.  In response to the Staff’s comments, the Filing Parties are filing a Schedule TO-T/A on or about June 8, 2017 (the “Amendment”). All capitalized terms not defined herein shall have the meaning set forth in the Schedule TO or the Amendment.

Offer to Purchase

Summary Term Sheet, page 1

1.
We note the disclosure indicating that you will pay for securities tendered “as promptly as practicable on or after the Expiration Date.” Please revise this statement throughout the Offer to Purchase so that it is consistent with Rule 14e-1(c) of Regulation 14E.

Filing Parties Response

In response to the Staff’s comment, the Amendment revises the foregoing statement (and similar phrases) throughout the Offer to Purchase to read “promptly after the Expiration Date” to be consistent with Rule 14e-1(c) of Regulation 14E. See Item 1 and Item 4 of the Amendment.

Certain Information Concerning Kate Spade, page 18

2.
You may not disclaim responsibility for your own disclosure. Thus, revise your disclosure in the last sentence of the first paragraph of this section and the first sentence under the caption “Background of the Offer”.

10 Hudson Yards, New York, NY 10001
TEL 212 594 1850
coach.com

Filing Parties Response

In response to the Staff’s comment, the Amendment deletes the last sentence of the first paragraph of the above referenced section and the first sentence under the caption “Background of the Offer”. See Item 4 and Item 5 of the Amendment.

Source and Amount of Funds, page 20

3.
We note disclosure indicating that you intend to finance the acquisition of Shares in the Offer and Merger with a combination of cash on hand, the proceeds of senior notes and new term loans. Please provide the disclosure called for by Item 7 of Schedule TO. Please refer to Item 1007(d) of Regulation M-A. Also, to the extent applicable, file any exhibits to your Schedule TO required by Item 1016(b) of Regulation M-A. Finally, tell us how you plan to disseminate this new disclosure to shareholders.

Filing Parties Response

In response to the Staff’s comment, the Amendment provides detailed information on the new term loan and senior notes which Coach entered into following the initial Schedule TO filing. Relevant exhibits required by Item 1016(b) of Regulation M-A have been previously filed by the Coach on Form 8-K and such filings will be incorporated by reference as exhibits to the Amendment. See Item 1 and Item 7 of the Amendment.  The foregoing information has been disseminated to shareholders through public press releases, through the relevant Coach Form 8-K filings on Edgar and the electronic filing of the Amendment on Edgar. Coach respectfully believes that the dissemination of the relevant information through multiple filings and press releases is sufficient to inform the shareholders of Kate Spade & Company of the status of Coach’s financing for the transaction and does not require any further action.

Conditions of the Offer, page 43

4.
We note you have reserved the right to assert the occurrence of any of the conditions to the offer “at any time and from time to time.” Defining the conditions as “an ongoing right which may be asserted at any time and from time to time” suggests that conditions to the offer may be raised or asserted after expiration of the offer. Please be advised that all conditions to the offer, other than those subject to applicable law, must be satisfied or waived before the expiration of the offer. Revise the disclosure in the closing paragraph of this section to make clear that all conditions, other than those subject to government approvals, will be satisfied or waived on or before expiration of the offer.

Filing Parties Response

In response to the Staff’s comment, the Amendment includes revisions throughout the Offer to Purchase clarifying that (i) all conditions to the Offer must be satisfied or waived (to the extent permitted by applicable law) on or before the expiration of the Offer and (ii) noting that conditions with respect to governmental approvals may not be waived. See Item 1 and Item 4 of the Amendment.

10 Hudson Yards, New York, NY 10001
TEL 212 594 1850
coach.com

5.
We note the disclosure in the last paragraph of this section relating to the bidders’ failure to exercise any of the rights described in this section. This language suggests that if a condition is triggered and a bidder fails to assert the condition, it will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and a bidder decides to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, the bidder may be required to extend the offer and recirculate new disclosure to security holders. In addition, when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidder should inform holders how it intends to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the bidders’ understanding on both points in your response letter.

Filing Parties Response

In response to the Staff’s comment, the Filing Parties acknowledge that when a condition is triggered and a bidder decides to proceed with the Offer anyway, this decision is tantamount to a waiver of the triggered condition(s) and, that depending on the materiality of the waived condition and the number of days remaining in the Offer, the bidder may be required to extend the Offer and recirculate new disclosure to security holders.  In addition, the Filing Parties acknowledge that when an offer condition is triggered by events that occur during the Offer period and before the expiration of the Offer, the bidder should inform holders how it intends to proceed promptly, rather than waiting until the end of the Offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration.

Exhibit (A)(1)(H)

6.
We note your reference to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Note that the safe harbor protections for forward-looking statements contained in those federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations. Please delete the reference or clarify that it is not applicable to the tender offer.

Filing Parties Response

In response to the Staff’s comment, the Amendment deletes references to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and removes references to the tender offer. See Item 12 of the Amendment.

10 Hudson Yards, New York, NY 10001
TEL 212 594 1850
coach.com

7.
We note that you do not undertake any obligation to update any forward-looking statements as a result of developments occurring after the date of your document. This disclaimer is inconsistent with the requirements of General Instruction F of Schedule TO and your obligations under Rule 14d-6(c) to amend the Schedule to reflect a material change in the information previously disclosed. Please revise this exhibit and confirm that you will avoid using this statement in all future communications.

Filing Parties Response

In response to the Staff’s comment, the Amendment deletes such statement.  See Item 12 of the Amendment.  The Filing Parties also confirm that they will avoid using such statement in all future communications.

If you have any questions regarding the information set out above or any additional comments, please do not hesitate to contact Brian T. Mangino, Esq. of Fried, Frank, Harris, Shriver & Jacobson LLP, counsel of the Filing Parties, at (202) 639-7258 or by email at brian.mangino@friedfrank.com.

[Signature page follows]

10 Hudson Yards, New York, NY 10001
TEL 212 594 1850
coach.com

Sincerely,

Chelsea Merger Sub Inc.

By:	/s/ Todd Kahn
Todd Kahn
President & Secretary

Coach, Inc.

By:	/s/ Todd Kahn
Todd Kahn
President, Chief Administrative Officer & Secretary

cc:	Brian T. Mangino, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
801 17th Street, NW
Washington, DC 20006
(202)-639-7258
brian.mangino@friedfrank.com

10 Hudson Yards, New York, NY 10001
TEL 212 594 1850
coach.com